[SIRG Letterhead]

December 6, 2012

VIA EDGAR

Mr. David Link

Mr. Adam F. Turk

Securities and Exchange Commission

100 F Street, N.W.

Division of Corporate Finance

Washington, D.C. 20549

Re:   Sierra Resource Group, Inc.

Amendment No. 1 to Preliminary Information Statement on Schedule 14C

Filed November 9, 2012

File No. 000-25301

Dear Messrs. Link and Turk:

Please see below the responses of Sierra Resource Group, Inc. (the “Company”) to the comments in the letter of November 23, 2012, regarding the Company’s 14C filing (the “Comment Letter”).

As will be seen in the Company’s responses, the Company has made great strides in addressing issues extant when new management came to the Company last fall, after the sudden death of the Company’s Chief Executive Officer, and following the difficulties that had come previously. The Company has been positioning and continues to position itself to monetize the Company’s principal asset—the Chloride Copper Mine.

The following paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in bold text.

1. We note your response to comment no. 2 in our letter dated October 22, 2012 and we reissue the comment. Simply because Asher’s debt is pre-sold based on contractual agreements in a manner which prevents Asher from retaining more than 5% beneficial ownership does not preclude Asher’s inclusion in your beneficial ownership table. Please advise us whether the conversion provisions in Asher’s loan documents are valid and binding agreements which effectively eliminate Asher’s right to acquire more than 5% of your securities. Specifically address whether the limitation provisions of the convertible promissory notes are non-waivable, enforceable, established in the company’s governing instruments, and applicable to affiliates and assignees.

In each instance that the Company has borrowed funds from Asher, the corresponding convertible promissory note has included terms, which the Company believes to be valid and binding agreements, that prohibit Asher from converting any portion of such note upon conversion of which the sum of (i) the number of shares of the Company’s common stock beneficially owned by Asher and its affiliates and (ii) the number of shares of common stock of the Company issuable upon conversion of said portion of such note would result in beneficial ownership by Asher and its affiliates of more than 4.99% of the outstanding shares of common stock of the Company. Beneficial ownership is to be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Regulations 13D-G thereunder. Such limitation on conversion may be waived by Asher, but only

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December 6, 2012

upon 61 days’ prior notice to the Company, and the provisions of the conversion limitation shall continue to apply until such 61st day (or such later date as may be specified in the notice of waiver). Such terms are expressly binding not only upon Asher and its affiliates, but also on its successors and assigns. The notes are governed by and construed in accordance with the laws of the State of New York (without regard to principles of conflicts of laws). In addition, the Company has specifically instructed its transfer agent in writing not to issue shares to Asher unless “the number of shares to be issued are less than 4.99% of the total issued and outstanding common stock of the Company.”

2. We note your response to comment 3 in our letter dated October 22, 2012, and your assertion that the Series A Preferred Stock was authorized and issued pursuant to employment agreements attached your Form 8-K filed on February 28, 2012. However, it appears that the referenced employment agreements only authorize the payment of a bonus in stock options to acquire Class A common shares. Given that the shares were provided in lieu of cash compensation, please provide additional information regarding the board’s reasons for issuing Series A Preferred Stock instead of cash and how the board determined the terms and the amount of Series A Preferred to issue.

Our response did not state that the Series A Preferred Stock was authorized and issued pursuant to the terms of the employment agreements attached to our Form 8-K filed on February 28, 2012, but that the Preferred Stock was provided in lieu of cash compensation required by those employment agreements. We apologize for the misunderstanding. The board’s reasons and how the board determined the terms and amount of preferred shares to issue are detailed in the minutes of two meetings, which took place on December 28, 2011 and on February 10, 2012.

At the meeting of December 28, 2011, all then board members, Timothy Benjamin, Ricardo Cordon, Luis Munoz, and Michel Rowland, were present. The Company’s dire financial situation was discussed. The Company had negligible cash on hand and many overdue bills, including respecting the mine property that is the Company’s principal asset. The board of directors reviewed the Company’s funding needs, and concluded that continued working capital from Asher was the only alternative. Board members detailed personal efforts each had made to secure short term funding, all unsuccessful to that point. Since all possible options had been explored with no success, the board members considered how to move the Company forward by increasing the amount of authorized Class A shares in order to facilitate further funding from Asher. The increase of the Company’s authorized shares was required both for compliance with the Company’s then current contractual obligations to Asher and for additional short term funding from Asher. The board discussed how to accomplish an increase in the authorized shares, by calling a special shareholders’ meeting and submitting a proposal to a shareholder vote. The board was advised that it would take approximately 60 days to complete. The board recognized that given the current active funding discussions and pending site visits by engineers preparing the Mine Plan of Operation and other permits, the Company did not have the time for a special shareholder meeting and vote. In light of the severe negative consequences to the Company of not complying with the funding requirement of increasing the authorized shares, the board discussed the option of creating a series of preferred shares which would give a limited number of individuals the voting powers to execute a shareholder written consent in order to execute the needed increase in the amount of authorized Class A common shares, as well as any other decision requiring shareholder approval necessary to execute both short term financing as well as long term financing that has been approved by the board. With a vote of a disinterested and independent majority of the board who would have no personal interest in or gain from the share issuance, the board determined that Mr. Martin, the chief executive officer, and Mr. Benjamin, the board chair, were the logical choices to receive the Series A Preferred Stock, as the two primary individual involved in running the day-to-day operations of the Company. The board also discussed how to structure a compensation value to the proposed preferred shares for Mr. Benjamin and Mr. Martin in consideration

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December 6, 2012

for the non-payment of any compensation since taking over the responsibilities of running the company after the passing of Company Chief Executive Officer Patrick Champney on August 23, 2011. Each board member stated that he did not see any alternative way to save the Company from imminent financial disaster. Each board member agreed to continue to explore other funding opportunities that would be utilized if available to prevent further debt conversion financing from Asher. The board (excluding Mr. Benjamin) unanimously passed the resolution to create the Series A Preferred Stock with the following particulars:

•	Series A Preferred shall consist of 1,000,000 shares
•	500,000 shares shall be issued to Timothy Benjamin
•	500,000 shares shall be issued to J. Rod Martin
•	Each 1 preferred share would carry 350 votes
•	The Series A Preferred Stockholders would be entitled to no dividends
•

The holders of the preferred shares shall only vote on increasing the amount of authorized Class A common stock or any other shareholder decision that is necessary in order to execute a short or long term financing deal that has been approved by the board.

•	There shall be a redemption factor of $0.10 per share triggered by receipt of long term financing in excess of one million dollars or at the discretion of the Company.
•	The issuance of the preferred stock to Timothy Benjamin and Rod Martin should be a component of their compensation in consideration for their work on behalf of the company.

Following the filing of the Certificate of Designation of the Series A Preferred Shares on February 9, 2012, with the Nevada Secretary of State, the full board of directors met on February 10, 2012. The Board reviewed and discussed employment agreements for Mr. Martin, Mr. Travis Snider, the Company’s VP of Operations, and Mr. Rowland, who had agreed to serve as the Company’s VP of Exploration, as well as a consulting agreement for Mr. Benjamin. These agreements were approved, as disclosed in the Company’s Current Report on Form 8-K filed February 28, 2012, with Mr. Benjamin and Mr. Rowland abstaining from voting on their own agreements.

The board then addressed possible interim financing by Grand View Ventures LLC, the terms of which included a requirement to increase the authorized shares of the Company’s Class A Common Stock to one billion shares. The board of directors (with Mr. Benjamin not voting) again approved the issuance of the Series A Preferred Stock, which had not been validly issued previously, due to the inadvertent error previously described with respect to filings with the Nevada Secretary of State. The minutes again reflect the board’s direction that “[t]he holders of the [preferred] shares shall only vote on increasing the amount of authorized Class A common stock or any other shareholder decision that is necessary in order to execute a short or long term financing deal that has been approved by the board.”

We draw the Staff’s attention to the fact that Mr. Cordon, Mr. Munoz, and Mr. Rowland, who provided the board’s approval of these actions, did not have any relationship with either Mr. Benjamin or Mr. Martin prior to their common service on the Company’s board of directors, and common service on the board is the only relationship that they have.

3. Please revise your disclosure in this section to briefly indicate the terms of the Series A Preferred Stock issued to your chairman and chief executive officer. We note you indicate that the Series A Preferred Stock bears no dividends, does not convert to any class of common stock, is subject to redemption at $0.10 per share at the company’s election at any time and automatically upon the company obtaining financing of $1 million or more that allows for the generation of $1 million in revenue.

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December 6, 2012

We accept the Staff’s suggestion and will revise our disclosure accordingly.

4. Please revise your disclosure to clarify when the 1,000,000 shares of Series A Preferred Stock was issued to your chairman and your chief executive officer.

Our board of directors authorized the designation and issuance of the Series A Preferred Stock on December 28, 2011 pursuant to Nevada Revised Statutes (N.R.S.) §78.211 and consideration was provided by the employment agreements accepted that date and effective January 1, 2012. The Series A Preferred Stock was authorized by filing the Certificate of Designation on February 9, 2012. Our directors held a telephonic meeting on February 10, 2012, where they again authorized the issuance of the Preferred Shares to Mr. Benjamin and Mr. Martin. Therefore, the Preferred Shares were issued effective as of February 20, 2012.

5. We note that the company’s Form 10-Q for the Quarter Ended September 30, 2012, filed November 14, 2012, indicates in the quarterly financial statements that there is no preferred stock issued and outstanding as of September 30, 2012. We also note that “Note 12 – Other Events” to the financial statements indicates that on January 31, 2012 the Company filed for an amendment of its Articles of Incorporation creating two classes of Preferred stock with 1,000,000 shares of Class A preferred Shares and 9,000,000 shares of Class B Preferred Shares. Please revise your disclosure and advise us as applicable. We may have further comment.

The Company disclosed the authorization and issuance of the Series A Preferred Stock in its Annual Report on SEC Form 10-K, first filed on April 16, 2012, and as subsequently amended. While the Company’s recent retention of a full-time chief financial officer and new auditors is a very positive development, it did cause a lack of continuity in its filings. As the preferred share issuance does not have a material effect on the Company’s financial statements, it proposes to address the issuance in its financial statements in its Form 10-K filing.

6. Please advise us why the company did not file an Item 5.01 Form 8-K when the Series A Preferred Stock was issued.

The Company disclosed the authorization and issuance of the Series A Preferred Stock in its Annual Report on SEC Form 10-K, first filed on April 16, 2012, and as subsequently amended. The Company’s failure to file an 8-K at time of issuance was through inadvertence.

7. Please revise to state whether the company has any plan or plans with regard to the issuance of your newly authorized shares of stock or the incurrence of further debt which may be convertible into your newly authorized shares.

At this time, the Company has no specific plans with regard to the issuance of the newly authorized Class A Common Stock. The increase is primarily for compliance with existing contractual requirements, as previously stated. However, the Company is currently finalizing the extension of the Grand View Note due November 1, 2012, and anticipates issuing warrants to Grand View, which will require additional reserve shares. In addition, the board is currently considering (but has not yet made any decision or entered into any definitive agreement) for additional short term financing. The Company believes the disclosures in Amendment No. 1 to its Preliminary Schedule 14C adequately describe these possibilities.

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December 6, 2012

The Company hereby acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the above clarifies any outstanding issue. If you have any further questions or comments, please feel free to contact me ((305) 439-7416) or Chris Cella ((925) 974-1110). Thank you.

Sincerely,

/s/ J. Rod Martin
Chief Executive Officer